Board of Management

06018223

vedior

AIR MAIL

Office of International Corporation Finance Rule 12g3-2(b) File No. 82-4654
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

Vedior N.V.
P.O. Box 75173
1070 AD Amsterdam
The Netherlands
Tel: +31 (0)20 573 5600
Fax: +31 (0)20 573 5608
www.vedior.com
HR. Amsterdam 33292225

SUPPL

RECEIVED
2006 NOV -7 P 1:44
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Amsterdam, 26 October 2006
Re: Third quarter 2006 results

Vedior N.V.
Rule 12g3-2(b) File No. 82-4654

Dear Sir of Madam,

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Vedior N.V. (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Very truly yours,

PROCESSED
NOV 13 2006
THOMSON
FINANCIAL

Jelle Miedema
Company Secretary

enclosure

Office:
Tripolis Building 200
Burgerweeshuispad 201
1076 GR Amsterdam
The Netherlands

Operating margin gains across all regions in Q3 2006

For release at 7.00am on 26 October 2006

Highlights for Q3 2006

Amounts in € million	Q3 2006	Q3 2005	Increase	Organic Growth ❶
Sales	**2,013.4**	1,807.5	+11%	+7%
Gross Profit	**365.9**	315.1	+16%	+10%
Operating Income ❷	**82.3**	65.6	+25%	+16%
Net Income ❷	**47.8**	39.5	+21%	-
Net Income per share (€)❷	**0.28**	0.24	+17%	-

❷ Excluding profit from the disposal of ISU, Germany in Q3 2006 of €4.7 million (€4.6 million net of tax)

- **Strong growth in operating income**
  - **Netherlands up 43%**
  - **Rest of Europe (excluding France and the UK) up 37%**
  - **Rest of World (excluding US) up 20%**
  - **France and US up 11%**
- **Growth in the UK including Education sector**
- **Operating margin up 46 basis points to 4.1%**
- **Acquisitions in the UK and Australia**

CEO's Statement

Zach Miles said, *"I am pleased that we have achieved a strong increase in operating profit at the same time as we are investing in the business for long-term growth.*

We continue to focus on improving profitability which has resulted in gross profit increasing faster than sales and an improved operating margin of 4.1%. In this respect, we have made particularly good progress in France, the Netherlands and Australia.

Our diverse business portfolio and strength in professional/executive recruitment continues to provide investors with consistent and stable growth."

Q3 2006 Review

❶*All growth percentages have been calculated on an organic basis which excludes the impact of currency effects, acquisitions and disposals. Currency effects decreased both sales and operating income by 1% this quarter.*

Overall, sales increased by 7% this quarter and we achieved increases in all our major markets.

Demand for permanent placement provided a 25% organic increase in placement fees. Permanent placement now represents 3.1% (Q3 2005: 2.5%) of total Group sales and 17% of gross profit (Q3 2004: 14%).

Gross profit was €365.9 million compared to €315.1 million in Q3 2005. The development of permanent placement activities had a beneficial effect on the Group's gross margin which increased from 17.4% in Q3 2005 to 18.2% this quarter. Temporary gross margin increased by 16 basis points.

Operating expenses increased by 9% including costs for ongoing business development initiatives.

In France, operating income improved by 11% with a 3% increase in sales. Gross profit increased by 7%. Allowing for one less business day compared to the same period in 2005, sales growth would have been 5%. We achieved consistent operating margin improvements across all business segments apart from large industrial sites. Accounting and finance was the best performing of our professional/executive staffing niches in France but we also saw growth in IT, engineering and healthcare. Growth in permanent placement services remains high with particular emphasis on the professional/executive sectors.

In the UK, both operating income and sales showed positive gains helped by better growth in the education sector. UK operating income was up by 5%, with sales 2% higher than the same quarter in 2005. Gross profit increased by 6%. Professional/executive recruitment achieved better growth in sales and profitability this quarter.

In the US, gross profit and operating income both increased by 11% and sales by 13%. Growth in our business continued broadly in line with previous quarters with skills shortages still prevalent. Despite positive sales increases, gross margin did not keep pace with sales growth due to changes in business mix and slower permanent placement growth in the accounting and finance sector. IT recruitment developed well in terms of sales and profitability.

In the Netherlands, we gained leverage with an operating income increase of 43% on an 8% increase in sales. Gross profit increased by 14%. Our two largest brands in the Dutch market, Vedior and Dactylo showed the biggest improvement in operating income. Strong demand for accounting and finance personnel has continued in this quarter alongside good performances from interim management and facilities management brands.

In the 'Rest of Europe' region, operating income increased by 37% while sales and gross profit were up by 11%. Many of our European businesses contributed to this result with the strongest growth in operating income experienced in Switzerland, Spain, Germany, Portugal and Belgium.

In our 'Rest of World' region, operating income was up by 20% while sales and gross profit increased by 21%. In Australia, operating income increased by 31% and sales were up by 15% with good increases in profitability achieved in both professional/executive and traditional sectors. In India, sales increased by 61% and operating income by 70%. In Latin America, sales increased by 36% but our gross profit grew at a lower rate because of wage inflation.

Cash flow from operating activities increased by €20 million to €70 million compared to the same quarter in 2005 mainly due to higher operating income.

Net debt increased by €44 million compared to September 2005 to €603 million primarily due to the cost of acquisitions.

Business Development

In the third quarter, new offices were opened in France, the UK and Australia. With a presence in 45 countries, Vedior's global network has increased by 119 offices to 2,389 compared to 2,270 in Q3 2005 of which 21 were added by acquisition.

In July, we acquired Coopers Recruitment, based in Tasmania, Australia which specialises in permanent and temporary recruitment for professional, clerical and administrative positions. Established in 1964, Coopers Recruitment was the first recruitment service in Tasmania and has a very strong local brand reputation.

In October we acquired Armadillo UK Limited, a leading UK interim management company. With the addition of Armadillo to its portfolio, Vedior is now the largest provider of interim management services in the UK.

For the year to date, we have completed nine acquisitions with annualised sales of €300 million. Cumulative consideration paid for these acquisitions in the year to date is €130 million.

Management Outlook

We expect current trends including improving operating margins will continue in our major markets for the remainder of 2006.

For further information on these results, please join today's conference call at 9.00am (CET). Details can be found on our website at www.vedior.com

Zach Miles, Chief Executive Tel: +31 (0)20 573 5609
Frits Vervoort, CFO
Jelle Miedema, Company Secretary

Investor Information at: ***www.vedior.com/investor-relations/investor-relations.asp***

Company Profile

Vedior is one of the world's largest recruitment companies and is a full-service recruitment provider with a diversified portfolio of brands targeting a broad range of industry sectors.

From its global network of offices spanning Europe, North America, Australasia, Asia, South America and Africa, Vedior offers temporary and permanent recruitment as well as a number of complementary employment-related services such as outplacement, HR outsourcing, payrolling and training.

Vedior has a leading market position in the provision of professional/executive recruitment in sectors such as information technology, healthcare, accounting, engineering and education. We also have a significant global network providing administrative/secretarial and light industrial recruitment.

Financial Agenda

8 February 2007	Publication Q4 and annual 2006 results
27 April 2007	Publication of first quarter results and AGM
26 July 2007	Publication of second quarter results
25 October 2007	Publication of third quarter results

where people matter

Safe Harbour

This media release includes forward-looking statements that reflect our intentions, beliefs or current expectations and projections about our future results of operations, financial condition, liquidity, performance, prospects, growth, strategies, opportunities and the industry in which we operate. Forward-looking statements include all matters that are not historical fact. We have tried to identify these forward-looking statements by using words including "may", "will", "should", "expect", "intend", "estimate", "project", "believe", "plan", "seek", "continue", "appears" and similar expressions or their negative.

These forward-looking statements are subject to a number of risks, uncertainties, assumptions and other factors that could cause our actual results of operations, financial condition, liquidity, performance, prospects or opportunities, as well as those of the markets we serve or intend to serve, to differ materially from those expressed in, or suggested by these forward-looking statements. Important factors that could cause those differences include, but are not limited to our financial position and our ability to implement our business strategy and plans and objectives of management for future operations, our ability to develop, balance and expand our business, our ability to implement our long- term growth strategy (including through organic growth and acquisitions), our ability to make improvements to our capital structure, industry and market trends and volumes, including the speed and strength at which the staffing services industry and the sectors in which we operate, rebound from economic slowdowns and recessions, the effects of regulation (including employment and tax regulations), our ability to improve the efficiency of our operations and to reduce expenses in our operating companies and their network of offices, litigation and our ability to take advantage of new technologies.

In light of these risks, uncertainties, assumptions and other factors, the forward-looking events described in this media release might not occur. Additional risks that we may deem immaterial or that are not presently known to us could also cause the forward-looking events discussed in this media release not to occur. Except as otherwise required by applicable law, we undertake no obligations to update publicly or revise publicly any forward-looking statements, whether as a result of new information, future events, changed circumstances or any other reason after the date of this media release.

CONDENSED INCOME STATEMENT (UNAUDITED)

€ in millions, EPS in €	Three months ended 30 September 2006	2005	change in %	organic growth
Sales	**2,013.4**	1,807.5	11%	7%
Cost of sales	**(1,647.5)**	(1,492.4)		
Gross profit	**365.9**	315.1	16%	10%
Gross margin	*18.2%*	*17.4%*		
Operating expenses	**(283.6)**	(249.5)	14%	9%
Operating income (before special item)	**82.3**	65.6	25%	16%
Operating margin (before special item)	*4.1%*	*3.6%*		
Result on sale of ISU in Germany (special item)	**4.7**	-		
Operating income	**87.0**	**65.6**		
Finance costs	**(9.2)**	(6.9)		
Share of profit of associates (after tax)	**(0.3)**	0.2		
Profit before tax	**77.5**	58.9		
Income tax expense	**(22.8)**	(18.2)		
Profit for the period	**54.7**	40.7		
Attributable to:				
Equity holders of Vedior NV (net income)	**52.4**	39.5		
Minority interests	**2.3**	1.2		
Profit for the period	**54.7**	40.7		
Net income (excluding profit on sale of ISU in Germany)	**47.8**	39.5	21%	
Basic earnings per ordinary share*	**0.31**	0.24		
Diluted earnings per ordinary share*	**0.30**	0.23		
Basic earnings per ordinary share, excluding profit on sale of ISU in Germany*	**0.28**	0.24	17%	

* after dividend on preference shares

Operating expenses	2006	2005	change in %	organic growth
Employee costs	**188.9**	162.6		
Depreciation and amortisation	**8.9**	9.3		
Other operating expenses	**85.8**	77.6		
	283.6	249.5	14%	9%

Basis of presentation

The accompanying condensed interim financial statements comprise Vedior NV and its subsidiaries. These statements have been prepared in accordance with Vedior's accounting principles which are described in detail in the 2005 annual report and are in compliance with International Financial Reporting Standards ("IFRS"), including IAS 34 "Interim Financial Reporting". Vedior's 2005 annual report can be viewed online at http://www.vedior-brand-leaders.com/.

The information furnished in these condensed interim financial statements reflect all normal, recurring adjustments which, in the opinion of management, are necessary for the fair presentation of such financial statements. Certain information and footnote disclosures normally included in the financial statements have been condensed or omitted pursuant to rules and regulations applicable to interim financial statements.

Organic growth

Organic growth is measured by excluding the impact of currency effects, acquisitions and disposals.

Seasonality

Seasonality means that the Company's results vary from quarter to quarter, and therefore the results of one quarter may not be indicative of results for the full year. Seasonality varies depending on the type of recruitment service offered and the geographic region in which the services are delivered. Other factors that cause seasonal variations in the Company's results include the uneven distribution of public holidays and private holiday choices throughout the year affecting the demand for temporary workers, school holidays in the education sector, and typically higher activity in the run-up to Christmas followed by lower activity after Christmas and early January. Furthermore, Vedior's result of operations may also be subject to fluctuations as a result of the timing of acquisitions/disposals and new office openings. Historically, the Company has experienced higher sales in the second half of the year and its highest sales in the third quarter.

CONDENSED INCOME STATEMENT (UNAUDITED)

€ in millions, EPS in €	Nine months ended 30 September			
	2006	2005	change in %	organic growth
Sales	**5,662.6**	5,056.6	12%	8%
Cost of sales	**(4,624.2)**	(4,167.7)		
Gross profit	**1,038.4**	888.9	17%	11%
Gross margin	***18.3%***	*17.6%*		
Operating expenses	**(832.2)**	(724.9)	15%	10%
Operating income (before special item)	**206.2**	164.0	26%	17%
Operating margin (before special item)	**3.6%**	3.2%		
Result on sale of ISU in Germany (special item)	**4.7**	-		
Operating income	**210.9**	**164.0**		
Finance costs	**(23.5)**	(20.2)		
Share of profit of associates (after tax)	**(0.3)**	15.9		
Profit before tax	**187.1**	159.7		
Income tax expense	**(56.8)**	(44.6)		
Profit for the period	**130.3**	115.1		
Attributable to:				
Equity holders of Vedior NV (net income)	**124.6**	112.1		
Minority interests	**5.7**	3.0		
Profit for the period	**130.3**	115.1		
Net income (excluding profit on sale of ISU and TriNet)	**120.0**	97.1	24%	
Basic earnings per ordinary share*	**0.73**	0.66		
Diluted earnings per ordinary share*	**0.72**	0.65		
Basic earnings per ordinary share, excluding profit on sale of ISU and TriNet (Q2 2005)*	**0.70**	0.57	23%	

* after dividend on preference shares

	2006	2005	change in %	organic growth
Operating expenses				
Employee costs	**548.9**	466.5		
Depreciation and amortisation	**26.5**	28.4		
Other operating expenses	**256.8**	230.0		
	832.2	724.9	15%	10%

CALCULATION EARNINGS PER SHARE (UNAUDITED)

€ in millions, EPS in €	Three months ended 30 September		Nine months ended 30 September	
	2006	2005	2006	2005
Net profit attributable to equity holders of Vedior NV	**52.4**	39.5	**124.6**	112.1
Dividend on preference shares	**-**	(0.1)	**(0.1)**	(2.2)
Net profit **attributable to holders of (certificates of) ordinary shares**	**52.4**	39.4	**124.5**	109.9
Profit on sale of ISU and TriNet (Q2 2005), net of tax	**4.6**	-	**4.6**	15.0
Net profit excluding profit on sale of ISU and TriNet (Q2 2005) attributable to holders of (certificates of) ordinary shares	**47.8**	39.4	**119.9**	94.9
Weighted average number of shares (in millions)	**171.2**	168.8	**170.5**	167.6
Basic earnings per ordinary share*	**0.31**	0.24	**0.73**	0.66
Diluted earnings per ordinary share*	**0.30**	0.23	**0.72**	0.65
Basic earnings per ordinary share, excluding profit on sale of ISU and TriNet (Q2 2005)*	**0.28**	0.24	**0.70**	0.57

* after dividend on preference shares

CONDENSED CASH FLOW STATEMENT (UNAUDITED)

€ in millions	Three months ended 30 September 2006	Three months ended 30 September 2005	Nine months ended 30 September 2006	Nine months ended 30 September 2005
Cash flow from operating activities				
Profit for the period	**54**	40	**130**	115
Adjustments for:				
Finance costs	**9**	7	**23**	20
Income tax expense	**23**	19	**57**	45
Share of profit of associates	**-**	-	**-**	(16)
Result on sale of group company	**(5)**	-	**(5)**	-
Depreciation and amortisation	**9**	9	**27**	28
Other non-cash movements	**6**	2	**17**	8
Operating cash flow before movement in working capital	**96**	77	**249**	200
Movement in operating working capital	**(4)**	(4)	**(52)**	(56)
Cash (used in/)generated from operations	**92**	73	**197**	144
Interest paid	**(6)**	(6)	**(22)**	(19)
Income taxes paid	**(16)**	(17)	**(52)**	(65)
Net cash (used in)/from operating activities	**70**	50	**123**	60
Net investment in property, equipment & software	**(13)**	(8)	**(33)**	(22)
Investments in group companies	**(5)**	(26)	**(135)**	(38)
Disposal of group company	**6**	-	**6**	-
Net investment in other financial assets	**1**	-	**1**	30
Net cash (used in)/from investing activities	**(11)**	(34)	**(161)**	(30)
Proceeds from long-term borrowings	**(85)**	(5)	**42**	72
Increase/(decrease) short-term borrowings	**101**	(6)	**103**	(15)
Redemption preference shares A	**-**	(51)	**-**	(51)
Dividends paid	**-**	(2)	**(44)**	(18)
Proceeds on issue of shares	**3**	-	**14**	7
Net cash from financing activities	**19**	(64)	**115**	(5)
Net increase/(decrease) in cash	**78**	**(48)**	**77**	**25**
Balance of cash at 1 July / 1 January	**150**	198	**154**	119
Effects of foreign exchange rate differences	**-**	-	**(3)**	6
Balance of cash at 30 September	**228**	150	**228**	150
Short-term debt	**(192)**	(120)	**(192)**	(120)
Short-term interest bearing assets and liabilities	**36**	30	**36**	30

SEGMENTATION ANALYSIS (UNAUDITED)

€ in millions	Three months ended 30 September 2006	2005	change in %	organic growth
By geography				
France	**838.0**	810.3	3%	3%
United Kingdom	**246.0**	211.3	16%	2%
United States	**171.0**	147.6	16%	13%
Netherlands	**146.8**	134.4	9%	8%
Rest of Europe	**407.2**	365.0	12%	11%
Rest of World	**204.4**	138.9	47%	21%
Sales	**2,013.4**	1,807.5	11%	7%
France	**32.7**	29.4	11%	11%
United Kingdom	**13.7**	10.4	33%	5%
United States	**12.4**	10.3	19%	11%
Netherlands	**5.5**	3.8	44%	43%
Rest of Europe	**13.3**	9.8	36%	37%
Rest of World	**11.2**	7.1	58%	20%
	88.8	70.8		
Corporate expenses	**(6.5)**	(5.2)		
Operating income (before special item)	**82.3**	65.6	25%	16%

€ in millions	2006	2005	change in %	organic growth
By sector				
Information Technology	**202.9**	156.4	30%	8%
Healthcare	**116.1**	113.6	2%	-
Engineering	**120.0**	107.8	11%	9%
Accounting	**103.4**	78.0	33%	12%
Education	**20.9**	17.8	18%	13%
Other sectors	**140.4**	99.8	41%	17%
Professional/Executive	**703.7**	573.4	23%	9%
Traditional	**1,309.7**	1,234.1	6%	7%
Sales	**2,013.4**	1,807.5	11%	7%
Information Technology	**14.0**	10.5	34%	8%
Healthcare	**6.5**	7.5	-13%	-17%
Engineering	**8.1**	7.1	14%	11%
Accounting	**5.3**	4.4	21%	-6%
Education	**1.6**	1.0	52%	46%
Other sectors	**8.6**	3.6	137%	73%
Professional/Executive	**44.1**	34.1	29%	9%
Traditional	**44.7**	36.7	22%	23%
	88.8	70.8		
Corporate expenses	**(6.5)**	(5.2)		
Operating income (before special item)	**82.3**	65.6	25%	16%

CONDENSED BALANCE SHEET (UNAUDITED)

€ in millions	30 Sep 2006	31 Dec 2005	30 Sep 2005
Non-current assets			
Intangible assets	**1,014**	912	901
Property & equipment	**76**	70	67
Other non-current assets	**87**	110	102
	1,177	1,092	1,070
Operating working capital	**602**	525	523
Short-term interest bearing assets and liabilities	**36**	67	30
	1,815	1,684	1,623
Financed by:			
Non-current liabilities			
Long-term borrowings	**639**	603	589
Provisions	**32**	29	30
Other non-current liabilities	**29**	26	24
	700	658	643
Equity			
Share capital	**11**	11	11
Reserves	**1,075**	992	949
Equity attributable to equity holders of Vedior NV	**1,086**	1,003	960
Minority interests	**29**	23	20
Total equity	**1,115**	1,026	980
	1,815	1,684	1,623
Net interest bearing assets and liabilities	**(603)**	(536)	(559)

CONDENSED STATEMENT OF CHANGES IN EQUITY (UNAUDITED)

	2006	2005
Balance as at 1 January	**1,003**	850
Profit for the period	**125**	112
Issue of share capital	**14**	7
Redemption preference shares A	**-**	(51)
Share based payments	**6**	5
Dividend	**(43)**	(16)
Exchange rate differences	**(19)**	53
Balance as at 30 September	**1,086**	960